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COMMONWEALTH BANK ANNOUNCES SIMPLIFIED
STRUCTURE OF BANKING BUSINESSES

Sydney 18 May 2004: The Commonwealth Bank today announced that it would be combining its Premium Financial Services (PFS) and Institutional and Business Services (IBS) divisions. By merging the two units, the Bank will be able to more effectively meet the many common needs of premium and business customers, and bring forward the application of its CommSee technology. Australia’s leading online broking service, CommSec, will also be part of the combined division. Retail Banking Services (RBS) will continue to serve the majority of the Bank’s personal customers.

By simplifying the structure of its domestic banking divisions in this way, the Bank will better utilise skills, accelerate the introduction of its new technology platform, CommSee, and introduce a common relationship approach to provide a better service experience for customers. The restructure will also enable the Bank’s Investment and Insurance Services (IIS) division to build on the good progress it has made in distributing products, including First Choice, to the Bank’s customers.

Mr David Murray, CEO of the Commonwealth Bank, said, “In our Which new Bank work on segmentation, which commenced last October, rigorous analysis and assessment of customer needs and requirements made it apparent that we should align our business and premium customer segments. Facilitated by CommSee, service will be delivered more efficiently by simplifying the structure of our domestic banking services, reducing from three business units to two.

“This will be a better model to serve our customers and a simpler way of doing it. There will be less overlap in systems, products, processes and procedures and a more efficient application of existing staff know how.”

CommSee, developed in PFS, provides a single view of a customer’s relationship with the Bank, enabling staff to identify and respond to requirements, regardless of where and when the customer may wish to access the Bank’s services. Implementation of CommSee across the entire Australian banking operation will be done progressively as additional features of the technology are developed and staff training is completed.

Mr Murray announced that Mr Michael Katz would head the combined business unit, now called Premium Business Services (PBS), effective immediately. Prior to his role as Group Executive, PFS, Mr Katz led the Institutional Banking Division, during which time he developed CommSec.

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In announcing the appointment, Mr Murray said, “Michael Katz has experience and understanding of the financial needs of premium, institutional and business customers. That experience, combined with his strong record of innovation and demonstrated skill in developing new business models, will ensure that the new business division delivers the expected customer benefits.”

Mr Murray also said that he and Mr Michael Ullmer, Group Executive IBS agreed that the restructure would be an appropriate time to announce Michael’s departure from the Bank.

Mr Ullmer said, “After seven years in the Bank, first as CFO and most recently as Group Executive IBS, I indicated that there are other opportunities I would like to pursue. The last seven years have been the most exhilarating in my career and it has been a pleasure working with David and the team.”

Mr Murray said, “Michael Ullmer has made a significant contribution to the Bank and for that we acknowledge and thank Michael and wish him well in the future.”

ENDS

For further information, please contact:

Bryan Fitzgerald
General Manager Media and Community
Telephone (02) 9378 2663